UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Eric R. Smith

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 25, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,495,637
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,495,637
	10	SHARED DISPOSITIVE POWER 124,750
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,620,387
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14		TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 7 to Schedule 13D amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020 and Amendment No. 6 filed on August 3, 2020 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.                   Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The Reporting Person started the Issuer in 1975 and held the role of CEO and Chairman of the Board of Directors of the Issuer (the “Board”) until September 2016. In 2016, the Reporting Person retired as CEO and remained Chairman of the Board until August of this year when without notice Mr. Barnhill was removed as Chairman and replaced by John D. Beletic. The Reporting Person currently serves as a member of the Board.

The Reporting Person has made the success of the Issuer his life’s work and he is deeply troubled by the significant loss of value that shareholders have experienced in recent years. Since the time the Reporting Person retired as CEO, the Issuer has experienced significant financial challenges. The Reporting Person believes this is a result of poor strategic vision and business execution.

The Reporting Person has made countless efforts to improve the Issuer’s direction by continuously sharing his concerns and insights with the Issuer’s leadership and the Board. Despite these efforts, Mr. Beletic, Jay G. Baitler, Paul J. Gaffney, Dennis J. Shaughnessy and Morton F. Zifferer, whom we collectively refer to as the Underperforming Directors, have remained passive and refused to make the types of changes needed to return the Issuer to profitability. As a result, the Issuer’s shares have shed over 70% of their value over the past 5 years. The level of shareholder dissatisfaction with the Underperforming Directors’ performance was made evident at the Issuer’s 2020 annual meeting of shareholders (the “2020 Annual Meeting”). At the 2020 Annual Meeting, four of the Underperforming Directors barely avoided triggering the Board’s resignation policy with none receiving more than 51.6% of the votes cast.  Rather than responding to the concerns of shareholders and the significant opposition to the Underperforming Directors expressed by shareholders at the 2020 Annual Meeting, the Underperforming Directors have instead continued to take actions to entrench their positions.

The Reporting Person believes that it is time to take significant actions to turn the Issuer around. To that end, the Reporting Person has identified three steps key to turning the Issuer around. These steps are: (1) reconstituting the Board with new directors possessing significant experience pertinent to the Issuer’s future success and diversity; (2) increasing shareholder representation by adding two new directors proposed by shareholders owning 5% or more of Issuer’s outstanding Shares (excluding the Reporting Person) and (3) restoring the Issuer’s strategic direction of being a value-added supplier while focusing on execution excellence.

As a first step to turn the Issuer around, the Reporting Person intends to launch a solicitation of consents from the shareholders of the Issuer to (1) remove the Underperforming Directors, (2) elect Emily Kellum (Kelly) Boss, J. Timothy Bryan, John W. Diercksen and Kathleen McLean to replace the Underperforming Directors, (3) amend the Issuer’s bylaws (the “Bylaws”) to repeal any provision of the Bylaws, adopted after August 7, 2020 without the approval of shareholders in order to prevent the Board from adopting bylaw amendments that seek to entrench the current Board and (4) amend the Bylaws to reduce the percentage of shareholders that may cause the Issuer to call a special meeting of shareholders to holders of 25% of the aggregate number of votes possessed by the shares of stock of all classes then outstanding and entitled to vote at a special meeting (which was the standard prior to the Board’s recent amendment of the Bylaws without shareholder approval to increase the threshold to 50%).  If the consent solicitation is successful, the Reporting Person intends to request that the Board temporarily reduce the Board size to seven members, and, as soon as practicable, consider individuals proposed by any unaffiliated shareholders of the Issuer owning more than 5% or more of Issuer’s outstanding Shares (excluding the Reporting Person) and increase the size of the Board to elect up to two such individuals.

The Reporting Person and the other participants named therein filed a preliminary consent solicitation statement with the Securities and Exchange Commission (the “SEC”) on September 25, 2020 and intend to solicit consents to adopt the above actions from the shareholders of the Issuer after filing a definitive consent solicitation statement with the SEC.

In connection with the solicitation of consents, Mr. Barnhill has sent a demand to the Issuer pursuant to Section 220 of the General Corporation Law of the State of Delaware for the Reporting Person to inspect and receive copies of a list of shareholders of the Issuer and other related records of the Issuer.

The Reporting Person intends to continue to engage in discussions with members of the Board, the Issuer’s management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or board composition.  These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.                   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in rows 7 through 13 of the cover page to this Amendment No. 7 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 8,712,771 outstanding Shares as of July 31, 2020, as reported in the Issuer’s Annual Report on Form 10-K filed on August 6, 2020.

(a) The Reporting Person is the beneficial owner of 1,620,387 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees. A portion of the 1,277,387 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)           (i) The Reporting Person has sole power to vote 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager.

(ii) The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(iii) The Reporting Person has sole power to dispose of 1,495,637 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s child but of which the Reporting Person is the sole manager.

(iv) The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(c) Not applicable.

(d) The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s child have Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e) Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 25, 2020

/s/ Robert B. Barnhill, Jr.